EXHIBIT 99.1

NANOBIOTIX to Introduce Vision for Transforming Drug Design and Development with Next Nanotherapeutic Platform on 19 December 2024

  Participants can register here for the virtual event airing 9:00am ET / 3:00pm CET

PARIS and CAMBRIDGE, Mass., Dec. 17, 2024 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering nanoparticle-based therapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced a virtual event titled "Accelerating the Future of Nanotherapeutics," scheduled to take place at 9:00 AM ET / 3:00 PM CET on Thursday, December 19, 2024.

Nanobiotix remains focused on advancing its lead program which is proceeding as planned. To enable further growth, Nanobiotix will leverage new nanotherapeutic technologies with the potential to improve treatment outcomes for millions of patients.

The event will feature a presentation by Laurent Lévy, PhD, Chief Executive Officer of Nanobiotix, and Matthieu Germain, PhD, Head of Curadigm at Nanobiotix. Together, they will outline the future potential of the Curadigm Nanoprimer Platform, an innovative nanotherapeutic technology designed to transform the development of intravenously-administered therapeutics.

Following the presentation, a panel discussion will bring together leading experts to explore the transformative potential of Curadigm. Participants include:

  Laurent Lévy, PhD, Chief Executive Officer, Nanobiotix
  Matthieu Germain, PhD, Head of Curadigm, Nanobiotix
  Margaret A. Liu, MD, Supervisory Board Observer, Nanobiotix, and globally recognized authority in gene therapy, vaccines, and immunotherapy
  Jeffrey Bockman, PhD, Expert Advisory and Executive Vice President, Oncology at Lumanity, who will serve as the panel moderator

Event Details:

  Title: Accelerating the Future of Nanotherapeutics
  Date: Thursday, December 19, 2024
  Time: 9:00 AM ET / 3:00 PM CET
  Format: Virtual
  Registration: Click here

Viewers can watch the event online or the replay archived on the Company’s website at www.nanobiotix.com.

About CURADIGM

Curadigm is an early-stage nanotherapeutic platform designed to disrupt the design and development IV-administered therapeutics and improve outcomes for patients. Curadigm’s Nanoprimer platform increases drug bioavailability while decreasing unintended off-target effects, specifically liver toxicity. The platform can be used with most intravenous (IV) therapeutics across multiple drug classes. Curadigm is dedicated to advancing therapeutic development based on our deep understanding of how drugs interact with the body, to impact both known and novel drugs across multiple clinical indications.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2024 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2023 universal registration document filed with the AMF on April 24, 2024, in Nanobiotix’ 2024 semi-annual report under the caption “Supplemental Risk Factor” filed with the SEC on Form 6-K and with AMF on September 18 2024, and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Laurent Wormser + 33 (0)6 13 12 04 04 lwormser@ulysse-communication.com	Global – LifeSci Advisors Kevin Gardner +1 (617) 283-2856 kgardner@lifesciadvisors.com

Attachments

  2024-12-17 -- NBTX -- Hosting Virtual Event -- FINAL.pdf (https://ml.globenewswire.com/Resource/Download/2388ad01-4379-4de1-8770-de16b178fb9e)